U.S. Securities and Exchange Commission
                              Washington, DC 20549

                         NOTICE OF EXEMPT SOLICITATION

1. Name of the Registrant:

                              JP MORGAN CHASE & CO.
___________________________________________________________________________

2.  Name of the person relying on exemption:

                              CTW INVESTMENT GROUP
___________________________________________________________________________

3. Address of the person relying on exemption:

               1900 L STREET, NW, SUITE 900 WASHINGTON, DC 20036
___________________________________________________________________________

4. Written materials. Attach written materials required to be submitted pursuant to Rule 14a6(g)(1):



                             CTW INVESTMENT GROUP


July 1, 2013

Re: Please Vote AGAINST the Re-election of Directors Shaw, Irby and Hammergren.

Dear McKesson Shareholder:

We urge you to vote AGAINST the re-election of directors Jane Shaw, Alton F. Irby and John H. Hammergren at McKesson Corporation's (NYSE: MCK) annual meeting on July 31, 2013. Urgent changes are essential in the key leadership positions currently held by these directors - the chairs of the Governance Committee, Compensation Committee and board chairman, respectively - if McKesson is to seriously address its well documented governance shortcomings:
  - Ongoing excessive and poorly structured CEO pay despite significant criticism from large investors;
  - An entrenched and insular board, most recently displayed by the refusal to act on last year's vote by a majority of shareholders for an independent chairman and the decision to block a similar vote this year;
  - A string of multi-billion dollar compliance and internal control failures under the watch of the Audit Committee; and
  - A CEO and chairman whose record in performing his role as an outside director of Hewlett-Packard caused shareholders to deliver a vote of no confidence that forced his resignation earlier this year.

Accordingly we urge you to:

  - VOTE AGAINST THE RE-ELECTION OF JANE SHAW. As a 21-year veteran of the board, a longstanding member (and the former chairman) of the Audit Committee, and the current chairman of the Directors and Corporate Governance Committee, Shaw has been present throughout the company's governance failings: the failure to protect investors from the costly and financial regulatory failures - both the original accounting scandal that led to the imprisonment of our former chairman and over $1.2 billion in charges, and the ongoing price fixing scandal which has already led to $900 million in charges; the failure to act on last year's call by a majority of investors to have an independent board chairman, rather than have one person serve as chairman and CEO; and the failure to appropriately address the board's overall governance deficit.

  - VOTE AGSINST THE RE-ELECTION OF ALTON F. IRBY. After 14 years on the Compensation Committee, McKesson finds itself having one of the most exorbitant CEO pay practices in the S&P 500, including an unmatched $159 million pension benefit and potentially more than $300 million in exit pay (both as of FY-end 2013), amongst the highest realized pay at payout over the past three years ($122 million)/1/, and an incentive structure that routinely pays above target, is grossly ill-suited to the company's growth model and strips out key risks and costs of doing business.

  - VOTE AGAQINST THE RE-ELECTION OF JOHN H. HAMMERGREN. Irrespective of his skills as CEO, Hammergren's ability to lead our board is called into question by last year's majority-supported vote to split the roles of chairman and CEO and his resignation from Hewlett-Packard's board this year after shareholders revolted against his role in the company's series of multi-billion dollar missteps.

Shaw and Irby, who collectively represent more than four decades of board service (inclusive of Irby's tenure at HBOC), must step down from the board to make room for fresh talent, while Hammergren should relinquish the chairmanship to a director who can provide the board with the independent leadership shareholders have demanded.

____________________

/1/ Based on Equilar, Inc. P4P Profile.

1900 L Street NW, Suite 900, Washington, DC 20036 - 330 West 42nd Street, Suite 900 New York, NY 10036
                                202-721-6060
                         www.ctwinvestmentgroup.com

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The CtW Investment Group works with pension funds sponsored by affiliates of
Change to Win - a federation of unions representing over six million members - to enhance long-term shareholder value through active ownership. These funds have over $250 billion in total assets under management, and are substantial McKesson shareholders.

JANE SHAW - AUDIT, GOVERNANCE FAILIURES. During her 21-year tenure on the Audit Committee (including as the chair from 1996 to 2004) McKesson has suffered a string of costly regulatory and financial failures that point to severe weaknesses in the company's internal controls and compliance:

  - HBOC ACQUISITION: in 1999, following the acquisition of HBOC and discovery of accounting fraud at the healthcare IT/software firm, McKesson restated earnings, immediately erasing nearly half its market value. In 2005, the company took a $1.2 billion charge to settle shareholder litigation surrounding the debacle, and four years later, former McKesson Chairman Charles McCall was sentenced to 10 years in prison for his role at HBOC.

  - PRICE FIXING ALLEGATIONS: To date, McKesson has booked over $900 million in legal costs - including $483 million in fiscal 2013 - relating to allegations that it artificially inflated the average wholesale price
    (AWP) of certain drugs between 2001 and 2009. The 10-K warns of potential further costs and the risks of losing business; indeed, the State of California cautioned in its settlement agreement that legal and regulatory failures put McKesson at risk of exclusion from government healthcare programs essential to its business.

As Governance Committee Chairman (since 2006), Shaw bears responsibility for the failure to act on last year's majority-supported shareholder proposal calling for an independent chairman, and the decision to omit a similar proposal from this year's ballot on technical grounds. With proposals to split the positions of CEO and chairman a widely accepted governance reform, well understood by investors, the board's actions betray the extent of its entrenchment. Aside from anything else, having a two decade plus veteran of the board chair the Governance Committee reveals a blind spot in the board's approach to best practices in governance, not least the recognition that l engthy tenure dilutes independence. Shareholders deserve refreshed and more effective leadership from this key committee.

ALTON IRBY - EXECUTIVE PAY FAILURES. Irby joined the board in 1999 as part of the merger with HBOC, where he had served as a director since 1990. Under Irby's ten-year chairmanship of the Compensation Committee, Hammergren has become one of the most handsomely paid CEOs in the S&P 500, receiving unmatched pension benefits ($159 million), lucrative fringe benefits (such as personal aircraft use and financial counseling services), and compensation that routinely outstrips performance. Over the past three years more than 30% of shareholders have voted against either the re-election of Compensation Committee members or the advisory vote on pay - a clear sign that shareholders are losing faith in the Committee's decision making. Yet efforts to mollify shareholders with modest changes to senior executive pay targets and the addition of several new metrics amount to little more than tinkering around the edges which fail to move the dial or address profound flaws in the incentive structure:

  - PAY INFLATION CONTINUES: Hammergren's total compensation is up 30% year-over -year to $51.7 million and at $122 million his three-year realizable pay at payout is 4 times the peer median based on Equilar's P4P (Pay "for" Performance) peer analysis.

  - ADJUSTED EPS IS INBCOMPATIBLE WITH MCKESSON'S BUSINESS CYCLE MATURITY:
    Long- and short-term incentives continue to rely extensively on "adjusted earnings per share (EPS)", which excludes, among other things, M&A expenses, goodwill amortization and litigation costs. Yet with almost all growth over the past 5 years stemming from acquisitions, the use of a metric that strips out the costs of acquisitions is wholly


   This is not a proxy solicitation.  Please do not send us your proxy card.

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    inappropriate, particularly when evaluating the efficacy of management to run the business, and risks creating perverse incentives. Given the company's compliance record, stripping out litigation and settlements costs is equally concerning, especially considering those costs are equal to 24% of total reported net income since 2005. Moreover, with EPS accretion widely viewed as a poor indicator of a deal's long-term ability to generate a return on investment, the extensive reliance on any EPS-metric seems problematic for a highly acquisitive company.

  - SIX STRAIGHT YEARS OF ABOVE TARGET PAYOUTS MAY HAVE MORE TO DO WITH LOW HURDLE RATES THAT OUTPERFORMANCE: Considering that under the 2010-12 LTIP plan, the EPS and operating cash flow (OCF) targets were $13.23 and $4.91 billion, respectively, and that actual performance was $15.30 and $7.94 billion - a sizeable beat - it is likely that by the time the 2011-13 award was designed, the committee was aware that the prior year's award targets were going to be significantly exceeded. Nevertheless, it set an OCF target of $5.4 billion, while the EPS target was set at $15.95, which the company once again blew through - with EPS of $17.55 and OCF of $8.35 billion.

  - EPS MEASURES VULNERABLE TO BUYBACK IMPACT: It is well known that by shrinking the denominator, share repurchases are among the tools of financial engineering available to executives to meet EPS targets. The committee insists that projected buybacks are factored into the adjusted EPS; yet, given that buybacks should, as Warren Buffet insists, only be undertaken when shares are trading below intrinsic value (even if the goal is to return excess cash or offset option dilution), it is implausible that buybacks can be accurately factored into target setting ex-ante. Executives should not be rewarded for simply buying back the company's own stock or incentivized to do so regardless of whether it creates value for long-term shareholders.

JOHN HAMMERGREN. McKesson needs a new chairman; that was the unequivocal message of a majority of shareholders voting last year, and the twin decisions to ignore the will of investors and to prevent a similar proposal from appearing on this year's ballot, only underscores the need for new independent board leadership. His record at Hewlett-Packard, including presiding, as the chairman of the Finance & Investment Committee, over a string of unsuccessful acquisitions - the costs of which are in the tens of billions - speaks not only to his poor judgment and lack of accountability, but more critically for McKesson, to his general vision of director deference to the CEO. McKesson's ongoing compliance and legal challenges from its core business lines redoubles the need for a board structure that facilitates rigorous oversight of management.

We urge you to join us in restoring accountability to McKesson's board by voting AGAINST DIRECTORS JANE SHAW, ALTON IRBY AND JOHN HAMMERGREN. If you would like to discuss our concerns directly with us, please contact my colleague Michael Pryce-Jones at 202-721-6079 or michael.pryce-jones@changetowin.org.


Sincerely

/s/

Dieter Waizenegger
Executive Director, CtW Investment Group





    This is not a proxy solicitation.  Please do not send us your proxy card.

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